Exhibit 12.1

	Year ended March 31,
								Three Months Ended June 30, 2003
	1999		2000		2001	2002	2003
	(in $ Millions)
COMPUTATION OF EARNINGS:
Pretax income (loss) before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees	1,010		1,590		-663	-1,383	-359	15
Fixed Charges	199		420		449	322	265	53
Minority interest in pretax income (loss) of subsidiaries that have not incurred fixed charges	0		0		0	2	-1	0
Total Earnings	1,209		2,010		-214	-1,059	-95	68
COMPUTATION OF FIXED CHARGES
Interest Expensed	154		352		370	249	193	36
Estimate of interest within rental expense	45		68		79	73	72	17
Total Fixed Charges	199		420		449	322	265	53
RATIO OF EARNINGS TO FIXED CHARGES	6.08	x	4.79	x	n/a	n/a	n/a	1.28	x
Deficiency of Earnings to Fixed Charges	—		—		663	1,381	360	—